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THE HARTFORD

May 3, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Division of Investment Management

RE:	Union Security Life Insurance Company of New York (“Registrant”)
File No. 333-166460

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Union Security Life Insurance Company of New York (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-1, File No. 333-166460, filed with the Securities and Exchange Commission on May 3, 2010.

The Registrant is requesting withdrawal of the Registration Statement as the filing was inadvertently made under the incorrect CIK.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-1941.

Very truly yours,

/s/ Richard J. Wirth

Richard J. Wirth